SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

NOTICE TO THE SHAREHOLDERS

Under the terms of CVM Instructions no. 358/02 and 480/09, as amended, Gol Linhas Aéreas Inteligentes S.A. (“Company”) hereby informs to its shareholders and to the public that its Board of Directors, at a meeting held on August 14, 2015, approved, with purposes of providing an additional opportunity to the market shareholders to subscribe for their statutory preemptive rights, an extension of the term of the statutory preemptive rights to subscribe for new shares issued under the capital increase of the Company, within the limits of the authorized capital, as approved by the Board of Directors’ Meeting held on July 14, 2015 and object of the Notice to the Shareholders (“Notice to the Shareholders”) and of the of Annex 30-XXXII of the CVM Instruction no. 480/09 (“Annex 30-XXXII”), both disclosed to the market on the same day (“Capital Increase”), so that the term to exercise the statutory preemptive rights, previously deemed to be terminated on August 14, 2015, shall now be terminated on August 21, 2015.

The market shareholders, whose shares are held at the BM&FBovespa Central Securities Depository, that have not exercised their statutory preemptive rights in the Capital Increase or that have partially exercised such rights up to this date, shall exercise their respective statutory preemptive rights in the Capital Increase directly at Banco Itaú Unibanco S.A., the bank with is the bookkeeper of the Company´s shares.

Upon termination of the new term for the exercise of statutory preemptive rights in the Capital Increase, as informed herein, the Company will disclose a new notice informing the existence of unsubscribed shares in the Capital Increase and the conditions for the exercise of the statutory preemptive rights regarding such unsubscribed shares, in accordance with the Notice to the Shareholders and the Annex 30-XXXII.

As a result of the above, please be informed that the item 12 of the Notice to the Shareholders and item 4(n) of Annex 30-XXXII shall be amended as provided below, and all the remaining terms and provisions of the Notice to the Shareholders and Annex 30-XXXII are hereby ratified:

1.   Notice to the Shareholders:

“12. Subscription Procedures: the shareholders who holds shares of the Company that are bookkept by Banco Itaú Unibanco S.A. that wish to exercise their preemptive rights in the subscription of the new shares, shall seek specialized branches of Banco Itaú Unibanco S.A. to subscribe for the new shares upon execution of the applicable subscription bulletin (boletim de subscrição) and paying the applicable price. The subscription period shall be from July 16, 2015 until and including August 21, 2015. The shareholders whose shares are held at the BM&FBovespa Central Securities Depository (“Trustee Entity”), that have not exercised their statutory preemptive rights in the Capital Increase or that have partially exercised such rights up to this date, may exercise their respective statutory preemptive rights in the Capital Increase directly at Banco Itaú Unibanco S.A. upon execution of the applicable subscription bulletin (boletim de subscrição) and paying the applicable price. The shareholders shall indicate their interest in reserving eventual remaining shares in the applicable subscription bulletin (boletim de subscrição). The shareholder who, during the subscription period, elected to subscribe remaining shares, shall, at the appropriate time, seek a branch of Banco Itaú Unibanco S.A. specialized in attending shareholders. The shareholders who hold shares held by the Trustee Entity shall exercise their respective rights through custody agents and in accordance with the rules set forth by the Trustee Entity, in compliance with the terms established in this Notice.”

2.   Annex 30-XXXII:

“4. In the event of a capital increase through the subscription of shares, the issuer shall:

(…)

(n)         state the terms, conditions and form of subscription and payment for the issued shares:

All of the Company’s shareholders on July 15, 2015, shall be granted a term of thirty seven (37) days to exercise their preemptive rights, beginning on July 16, 2015, and ending on August 21, 2015, inclusive. As of July 16, 2015, inclusive, the shares will be traded ex- subscription rights to the shares being issued herein. The shares that are subscribed through the Capital Increase must be paid in full at the time of the subscription, in Brazilian currency.”

Further information may be obtained from the Investors Relations Office of the Company at phone number (11) 2128-4700 or by e-mail ri@golnaweb.com.br. Additionally, more information regarding the Capital Increase and the conditions for the subscription and payment of the issued shares may be obtained from the Notice to the Shareholders and Annex 30-XXXII.

São Paulo August 14, 2015.

Edmar Prado Lopes Neto

Financial Vice-President Officer and Investor Relations Officer.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.